IVY FUNDS VARIABLE INSURANCE PORTFOLIOS

Supplement dated May 21, 2009 to the

Statement of Additional Information dated April 30, 2009

The following disclosure replaces the corresponding paragraph in the section titled Non-fundamental Investment Restrictions:

4. Investment in debt securities:

Each of Ivy Funds VIP Balanced, Ivy Funds VIP Growth, Ivy Funds VIP Core Equity, Ivy Funds VIP International Growth, Ivy Funds VIP Small Cap Growth and Ivy Funds VIP Value does not currently intend to invest in non-investment grade debt securities if, as a result of such investment, more than 5% of its total assets would consist of such investments. Ivy Funds VIP Asset Strategy may not invest more than 35% of its total assets in non-investment grade debt securities. Each of Ivy Funds VIP Bond and Ivy Funds VIP Science and Technology may not invest more than 20% of its total assets in non-investment grade debt securities.